[LETTERHEAD OF BROCKER TECHNOLOGY GROUP]


       Brocker Signs Agreement to Purchase 25% of Littauer in Exchange For
                        a Controlling Interest in Brocker


AUCKLAND, New Zealand - December 06, 2000 - Brocker Technology Group Ltd. (Nasdaq:BTGL - TSE:BKI), a business-to-business communications company, is pleased to announce today that it has signed a Memorandum of Understanding with a group of companies ("the Littauer Group") that is a controlling shareholder of Littauer Technologies Co. Ltd ("Littauer"), a leading pan-Asia e-business company with a current market capitalization of approximately US$175million.

In matching transactions, Brocker will purchase, from The Littauer Group, a controlling 25 percent of the issued capital of Littauer Technologies, valued at approximately US$45million (the approximate value of one-fourth of the market cap of Littauer). The transaction will be settled by way of a private placement for new Brocker shares issued to The Littauer Group.

Depending upon the final share values used for the transaction, it is anticipated that the Brocker shares to be issued to the Littauer Group will represent between approximately 55% and 67% of the outstanding shares of Brocker on completion of the transaction, representing a controlling interest in Brocker.

To comply with Korean legal requirements, it is anticipated that this transaction will be structured as a cash purchase of the Littauer shares, with the Littauer completing a corresponding private placement in Brocker. According to the agreement, values of the shares of Brocker and Littauer will be based on the prevailing market prices, subject to a lower limit of four Brocker shares for each share of Littauer and an upper limit of six Brocker shares for each share of Littauer.

This transaction is subject to a number of conditions, including approval of the Board of Directors and the shareholders of Brocker, receipt of regulatory completion of a due diligence review by Brocker, and a satisfactory fairness opinion. If successfully completed, this transaction will give Brocker a new majority shareholder and it is contemplated that there will be a corresponding change in the Board of Directors.

It is anticipated as a part of the agreement that Brocker will subsequently attempt to acquire the remaining 75 percent of Littauer stock, effectively merging the two companies.

Brocker's CEO, Michael Ridgway said that the acquisition will build a solid Asian base for the Company. "It's exciting because it gives us penetration into markets with massive growth opportunity, like Korea and China." "Brocker and Littauer have considerable synergy in terms of our complementary technologies, said Littauer chairman, Charles Spackman. "It's a perfect match."

About Littauer Technologies Co. Ltd

Littauer Technologies (www.littauer-tech.com) has a diversified portfolio of 32 operating companies - based in Korea and Greater China - that span infrastructure, e-business solutions, internet enabling technologies, and online advertising. The Group includes: Asianet TP, Unicomnet, Linux International, DKIMs, Ipentec, and Tronage. Included in its valuable proprietary technology are:

o    Asianet TP's `Michelle' internet-based CRM software

o    Tronage's Ebforte and MindTix, multilingual e-commerce software

o    Linux International's K-Linux and Webmail Express software

o    Ipentec's XML search engine.

Littauer Technologies was incorporated in 2000 and was formerly known as Powertech. In July 2000 Littauer acquired Asianet, a Hong Kong-based technology incubator, creating an emerging technology powerhouse in Asia.

Littauer's customers include Cable & Wireless HKT, Motorola, Samsung, Hutchison Telecom and Yahoo! Korea. Strategic partners include IBM, Compaq, Cisco, Intel, Microsoft, Philips and Sony.

About The Littauer Group

The Littauer Group is a group of incorporated companies, Littauer Investments Ltd., Littauer Strategics Ltd., Littauer Performance Capital Ltd., and Mr Charles Spackman.

ABOUT BROCKER TECHNOLOGY GROUP

Brocker Technology Group www.brockergroup.com is a global innovator in business-to-business communication systems focusing on application development, technical consulting services, application hosting, and vendor services (Brocker's original technology distribution and service business). Brocker's e-communications products, collectively called EC Suite (Enterprise
Communication Suite), include Supercession www.supercession.com (e-business transaction processing software), Bloodhound www.bloodhound.co.nz (unified messaging software) and Powerphone (caller ID software that also displays all of the client's transaction history). Brocker has established partnering agreements with KPMG and PeopleSoft. Brocker's Supercession is designed to integrate with PeopleSoft's non-internet based ERP software.

Brocker began trading on the Nasdaq National Market on Monday, August 21, 2000.


COMPANY CONTACT:
Nigel Murphy
Marketing Communications Manager
Brocker Technology Group
Tel: +64 9 374 2040
Email: nmurphy@brockergroup.com


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. In addition, completion of the acquisition of Shares of Littauer Technologies Company Limited is dependent upon completion of satisfactory due diligence, the entering into of a mutually acceptable formal agreement, and is subject to obtaining required regulatory approvals, and there is no assurance that this proposed acquisition will be completed. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.